             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                            TERM LIFE INSURANCE RIDER


DESCRIPTION: This rider is part of the policy to which it is attached if it is shown in the specifications page of the policy. The insured under this rider is shown on the Term Insurance Schedule Page.

BENEFIT: We will pay the term insurance upon receipt of due proof that the insured died prior to the term expiry date, while the rider is in force. Unless otherwise requested, the term insurance benefit will be paid to the same beneficiary who receives the policy's net death benefit.

The amount of the term insurance benefit may vary. The benefit will be determined on each monthly processing date while the rider is in force. The term insurance benefit amount will be the lesser of:

-    the term insurance amount (as shown in the Term Insurance Schedule Page);
     or

- the term insurance amount less the excess of the minimum death benefit of the policy over the policy face amount (plus the policy value if the Death Benefit Option 2 is in effect).

The Term Insurance Schedule Page will display the following information:

-    the name and age of the insured;

-    the term insurance amount;

-    the effective date of the term insurance;

-    the term expiry date.

CHANGE PROVISIONS: You may decrease the amount of term insurance if the request is made:

-    during the lifetime of the insured; and

-    in writing while the policy and term rider are in force

A request to decrease the amount of term insurance will be effective on the monthly processing date following the date of the written request. A supplemental Term Insurance Schedule will be issued. The schedule will include the following information:

-    effective date of the decrease in amount of term insurance.

- the amount of the decrease in term insurance, and the remaining term insurance amount.

-    the remaining term insurance amount.

The company reserves the right to establish a minimum limit for the amount of any decrease.

CONTESTABILITY: Except for failure to pay premiums, this rider cannot be contested after the term insurance has been in force during the insured's lifetime for two years from the date of issue.

SUICIDE EXCLUSION: The risk of suicide of the insured, while sane or insane, within two years of the issue date of this rider is not assumed. The beneficiary will receive the sum of the term charges paid.

MISSTATEMENT OF AGE OR SEX: If the age or sex of the insured is misstated, the amount payable under this rider will be such that the charges paid on the last monthly processing date would have purchased at the insured's correct age or sex. No adjustment will be made if the insured's underwriting class is unisex and there has been a misstatement of sex.

CHARGES: The monthly term insurance charge will be the term rider benefit amount as of the current monthly processing date, divided by 1,000 and multiplied by the term insurance rate shown in the Term Insurance Schedule.


FORM 1103-99                           1

Charges for this rider are payable as part of the monthly deduction due under this policy.

The maximum term charges for each year are shown in the Term Insurance Schedule page. The maximum term charges are based on:

- the Commissioners 1980 Standard Ordinary Mortality Table, Male, Female or Table B for unisex risks (Smoker or Non-smoker versions of these tables are used if the insured is over age 17 year of age on the date of issue), and

-    the appropriate increases in such tables for rated risks.

TERMINATION:  This rider will terminate on the first to occur of:

-    the end of the grace period; or

-    the termination or maturity of the policy; or

-    the monthly processing date following a request for termination; or

-    the term expiry date.

GENERAL: The Term Insurance Schedule page will show the date of issue of this rider.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.




                    Signed for the Company at Dover, Delaware









    Secretary                                                    President


FORM 1103-99                           2

                             TERM INSURANCE SCHEDULE


          YOUR MONTHLY TERM INSURANCE PROTECTION CHARGES ARE GUARANTEED

                     NEVER TO GO HIGHER THAN THE FOLLOWING:


Insured's Name:            John Doe           Date of Issue:    11/15/1999
Term Insurance Amount:     $50,000            Term Expiry Date: 11/15/2063


            INSURANCE PROTECTION                INSURANCE PROTECTION               INSURANCE PROTECTION

    AGE        RATE PER $1000          AGE         RATE PER $1000         AGE         RATE PER $1000
    35              0.141              60               1.061             85              13.556
    36              0.148              61               1.171             86              14.918
    37              0.157              62               1.296             87              16.344
    38              0.167              63               1.439             88              17.808
    39              0.179              64               1.602             89              19.333

    40              0.191              65               1.781             90              20.942
    41              0.206              66               1.975             91              22.668
    42              0.221              67               2.186             92              24.577
    43              0.239              68               2.412             93              26.764
    44              0.256              69               2.660             94              29.637

    45              0.277              70               2.941             95              33.931
    46              0.300              71               3.313             96              41.279
    47              0.324              72               3.631             97              56.040
    48              0.350              73               4.058             98              83.333
    49              0.379              74               4.541             99              83.333

    50              0.410              75               5.063
    51              0.447              76               5.622
    52              0.490              77               6.214
    53              0.538              78               6.833
    54              0.593              79               7.496

    55              0.654              80               8.230
    56              0.723              81               9.054
    57              0.795              82               9.997
    58              0.873              83              11.073
    59              0.962              84              12.267



FORM 1103-99                           3